                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  ------------
                                  Schedule 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                             (Amendment No. 11)(1)

                                   ALLOY INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   019855 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 19, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE. The Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits.  SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

-----------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 2 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                  965,889 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              965,889 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    965,889 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 3 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   965,889 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              965,889 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    965,889 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 4 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   965,889 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              965,889 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    965,889 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 5 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   965,889 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              965,889 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    965,889 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 6 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   965,889 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              965,889 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    965,889 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 7 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  899 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   965,889 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              899 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              965,889 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    966,788 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 8 of 27 Pages
----------------------                                    ----------------------

      The following constitutes Amendment No. 11 ("Amendment No. 11") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule
13D"). Except as specifically amended by this Amendment No. 11, the Schedule
13D remains in full force and effect.

      Item 2 is hereby amended in its entirety to read as follows:

Item 2.

      This Schedule 13D is filed by MLF Investments,  LLC ("MLFI"), MLF Offshore
Portfolio  Company,  L.P. ("MLF Offshore"),  MLF Cayman GP, Ltd. ("MLF Cayman"),
MLF Capital Management, L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF Holdings")
and Matthew L. Feshbach (together,  the "Reporting Persons"), who act as a group with regards to certain aspects of shares of Common Stock.

      MLF Offshore is a limited  partnership  organized  and existing  under the laws of the Cayman  Islands.  The principal  business of MLF Offshore is private investment consulting.  MLF Cayman is a corporation organized and existing under the laws of the Cayman Islands.  The principal business of MLF Cayman is private investment  consulting  and acting as the general  partner of MLF Offshore.  MLF
Capital is a limited  partnership  organized and existing  under the laws of the
State of Delaware.  The principal  business of MLF Capital is private  investing and  acting as  manager  of MLF  Cayman.  MLF  Holdings  is a limited  liability company,  organized  and existing  under the laws of the state of Delaware.  The principal  business  of MLF  Holdings  is private  investment  and acting as the general  partner of MLF Capital.  The  business  address of MLF Offshore and MLF
Cayman is c/o Trident Trust Company  (Cayman) Ltd., One Capital Place,  P.O. Box
847, Grand Cayman,  Cayman Islands,  B.W.I.  MLF Capital is the manager and sole shareholder of MLF Cayman.  The business address of MLF Capital and MLF Holdings is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs, Florida 33770.

      MLFI is a limited liability company, organized and existing under the laws of the State of Delaware.  The principal  business of MLFI is private investment consulting  and acting as the investment  advisor of MLF Offshore.  The business address of MLFI is 455 N. Indian Rocks Road, Suite B, Belleair  Bluffs,  Florida
33770.

      Matthew L. Feshbach (together with MLFI, MLF Holdings,  MLF Offshore,  MLF
Cayman and MLF Capital, the "Reporting Persons") is an individual whose business address is 455 N. Indian Rocks Road,  Suite B, Belleair  Bluffs,  Florida 33770.
His principal occupation is managing member of each of MLFI and MLF Holdings.

      During the last five years,  none of MLFI, MLF Offshore,  MLF Cayman,  MLF
Capital,  MLF  Holdings,  or Mr.  Feshbach  has  been  convicted  in a  criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, none of MLFI, MLF Offshore, MLF Cayman, MLF Capital,
MLF  Holdings  or Mr.  Feshbach  has been a party to a civil  proceeding  of any judicial or administrative  body of competent  jurisdiction as a result of which it or he was or is subject  to a  judgment,  decree,  or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3 is amended in its entirety to read as follows:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of December 19, 2006, MLF Offshore beneficially owned 965,889 shares of
Common Stock.  Each of MLFI,  MLF Cayman,  MLF Capital,  MLF  Holdings,  and Mr.
Feshbach  may  be  deemed  to  beneficially  own  the  shares  of  Common  Stock beneficially  owned by MLF  Offshore.  The funds used to purchase such shares of
Common  Stock came from the working  capital and margin  borrowings  under usual terms  and  conditions  of MLF  Offshore.  Such  shares  of  Common  Stock  were accumulated  through  purchases made on the open market and contributions by its partners at an aggregate cost of  approximately  $6,942,356(including  brokerage commissions).

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 9 of 27 Pages
----------------------                                    ----------------------

      Mr.  Feshbach  directly owns 899 shares of Common  Stock.  The shares were awarded to Mr. Feshbach in his capacity as a director of the Issuer.

Item 4. PURPOSE OF TRANSACTION

      Item 4(a) is hereby amended to include the following paragraph at the end:

            (a) On December 19, 2006,  pursuant to a Stock Repurchase  Agreement by and among Mr. Feshbach,  MLF Offshore and the Issuer,  the Issuer repurchased
952,381  shares of Common Stock owned by MLF Offshore at a price per share equal to $10.50,  for an aggregate  purchase  price of $10 million and 6,248 shares of restricted  stock granted to Mr.  Feshbach in connection  with his services as a board member of the Issuer (which had not yet fully vested).  The Issuer had the contractual  right to  repurchase  such shares at an  aggregate  price per share equal to $0.01.

      Item 4(d) is hereby amended to read as follows.

            (d) As of December 19, 2006 Mr. Feshbach has resigned from the board of directors of the Issuer.

      Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  13,539,598  Shares  outstanding  as of December 19,
2006, after the closing of the Stock Repurchase Agreement.

      Each of MLFI,  MLF  Offshore,  MLF Cayman,  MLF  Capital and MLF  Holdings
beneficially owns 965,889 shares of Common Stock or 7.1% of the shares of Common
Stock outstanding. Mr. Feshbach beneficially owns 966,788 shares of Common Stock
(consisting  of  (i)965,889  shares of Common  Stock owned by MLF  Offshore  Mr.
Feshbach can be deemed to  beneficially  own and (ii) 899 shares of Common Stock directly  owned  by  Mr.  Feshbach)  or  7.1%  of the  shares  of  Common  Stock outstanding.

      (b) Each of MLFI, MLF Offshore,  MLF Cayman,  MLF Capital and MLF Holdings
shares  the power to vote or  dispose  or to  direct  the vote and  disposal  of
965,889  shares  of  Common  Stock,  or  7.1%  of the  shares  of  Common  Stock outstanding.

      Mr.  Feshbach shares the power to vote or to direct the vote and the power to dispose or to direct the  disposition of 966,788  shares of Common Stock,  or
7.1% of the shares of Common Stock outstanding.

      Item 5(c) is hereby amended to include the following:

      (c)  Schedule  A hereto  lists the  transactions  effected  by each of the
Reporting Persons during the 60 days prior to the date of this filing.  The only transaction  listed on Schedule A hereto was  effected in a private  transaction with the Issuer.

      Item 6 is hereby amended to add the following:

      On December  19, 2006,  MLF  Offshore and the Issuer  entered into a Stock
Repurchase  Agreement (the "Stock Repurchase  Agreement").  The Stock Repurchase
Agreement is filed as Exhibit No. 4 to this Amendment No. 11 and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 10 of 27 Pages
----------------------                                    ----------------------

      Item 7 is hereby amended to include the following exhibit:

                  --------------------------------------------------------------
                  4.    Stock  Repurchase  Agreement  dated December 20, 2006 by
                        and among MLF  Offshore,  Mr.  Feshbach  and the Issuer.
                  --------------------------------------------------------------
                  5.    Joint Filing  Agreement by and among MLFI, MLF Offshore,
                        MLF Cayman, MLF Capital,  MLF Holdings and Mr. Feshbach,
                        dated December 22, 2006.
                  --------------------------------------------------------------

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 11 of 27 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2006

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        MATTHEW L. FESHBACH

                                        MLF INVESTMENTS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                        By: MLF Cayman GP, Ltd.
                                            Title: General Partner

                                        By: MLF Capital Management, L.P.
                                            Sole shareholder

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF CAYMAN GP, LTD.

                                        By: MLF Capital Management, L.P.
                                            Sole shareholder

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF CAPITAL MANAGEMENT, L.P.

                                        By: MLF Holdings, LLC
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 12 of 27 Pages
----------------------                                    ----------------------

                                        MLF HOLDINGS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 13 of 27 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                             Page
      -------                                                             ----

   1. Joint  Filing   Agreement  by  and  among  MLFI,  MLFP,  MLF         --
      Offshore,  MLF Cayman,  MLF  Capital,  MLF  Holdings and Mr.
      Feshbach, dated September 16, 2004 (previously filed).

   2. Letter  Agreement  dated April 13, 2005 between MLFI and the         --
      Issuer (previously filed).

   3. Standby  Purchase  Agreement  dated September 7, 2005 by and         --
      between  MLFI,  the Issuer  and  dELiA*s,  Inc.  (previously filed)

   4. Stock  Repurchase  Agreement dated December 19, 2006 between      15 to 25
      Mr. Feshbach and the Issuer.

   5. Joint Filing Agreement by and among MLFI, MLF Offshore,  MLF      26 to 27
      Cayman,  MLF Capital,  MLF Holdings and Mr. Feshbach,  dated
      December 22, 2006.

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 14 of 27 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A. Transactions by MLF Offshore Company, L.P. (Effected in a Private Transaction
   with the Issuer)

--------------------------------------------------------------------------------
   Shares of Common Stock                                    Date of Receipt of
      Purchased/(Sold)           Price Per Share ($)              Transfer
--------------------------------------------------------------------------------
         (952,380)                     10.5000                    12/19/06
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 15 of 27 Pages
----------------------                                    ----------------------

                                                                       Exhibit 4

                           STOCK REPURCHASE AGREEMENT

      THIS STOCK REPURCHASE  AGREEMENT (the  "Agreement") is made as of the 19th day of December,  2006, by and among Alloy,  Inc., a Delaware  corporation  (the
"Company"), and Matthew L. Feshbach ("Feshbach") and certain entities controlled by  Feshbach  as  listed  on  Schedule  I  hereto  (each,  a  "Stockholder"  and collectively, the "Stockholders").

      WHEREAS, the Stockholders  currently own shares of common stock, $0.01 par value per share, of the Company ("Common Stock");

      WHEREAS, the Stockholders desire for the Company to repurchase such number of shares of Common Stock owned by the  Stockholders  as set forth on Schedule I hereto (hereinafter, the "Shares") upon the terms set forth herein;

      WHEREAS,  subject to the terms set forth  herein,  the  Company  wishes to repurchase the Shares; and

      WHEREAS,  effective  as of the date  hereof,  Feshbach  has  resigned as a director of the Company.

      NOW, THEREFORE,  in consideration of the mutual covenants herein contained and for other good and valuable  consideration,  the receipt and  sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

      1.  Repurchase of the Shares and  Restricted  Shares.  The Company  hereby repurchases from each Stockholder,  and each Stockholder hereby sells, transfers and  conveys  to the  Company,  the  number of Shares  set forth  opposite  such
Stockholder's name on Schedule I hereto (with respect to each Stockholder,  such
"Stockholder's  Shares") at a price per share  equal to $10.50 for an  aggregate purchase  price of ten million  dollars and fifty  cents  ($10,000,000.50)  (the
"Purchase  Price").   Further,   pursuant  to  those  certain  restricted  stock
agreements  executed by the Company and Feshbach,  the Company  hereby elects to repurchase from Feshbach,  and Feshbach  hereby sells,  transfers and conveys to the Company, 6,248 shares of restricted stock granted by the Company to Feshbach in connection with his services as a board member of the Company which rights of repurchase  by the Company  with respect to such shares has not yet lapsed as of the date hereof (the "Restricted  Shares") at an aggregate price per share equal to $0.01 (the "Restricted Share Purchase Price").

      2.  Settlement.

      (a) The repurchase and sale of the Stockholder's Shares will take place on the  date  hereof  and  shall be  settled  by use of the  Deposit/Withdrawal  at
Custodian  ("DWAC")  system on  Tuesday,  December  26,  2006on  which  date (i)
Stockholder will by 10 AM EST place for withdrawal the  Stockholder's  Shares by the Company's  transfer agent  American Stock Transfer & Trust Company  ("AST"),
DWAC  Account # 2941,  and (ii)  Company  will  deliver  instructions  to AST to withdraw the  Stockholder's  Shares.  Upon  confirmation  that the Stockholder's
Shares have been received by AST,  Company pay shall pay the Purchase  Price and the Restricted Purchase Price by issuing a wire to the Stockholder in accordance with the instructions set forth on Exhibit A for the Purchase Price For purposes of this Agreement,  the term "Business Day" means any day other than a Saturday,
Sunday or other day that is a statutory  holiday  under the federal  laws of the
United States or the laws of the State of New York.

      (b) On the date hereof,  the Company shall take action to  repurchase  the
Restricted  Shares,  including without  limitation,  delivering  instructions to
Merrill Lynch,  the Company's stock plan  administrator to cancel the Restricted
Shares, and the Company will pay to Feshbach the Restricted Share Purchase Price therefor  by check to be mailed to  Feshbach at the address set forth on Exhibit
A.

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 16 of 27 Pages
----------------------                                    ----------------------

      3.  Representations and Warranties of the Stockholders.  The Stockholders,
jointly and severally, represent and warrant to the Company as follows:

      (a) Organization  and Standing of the  Stockholders.  Each Stockholder (if
not an  individual)  is duly  organized,  validly  existing and in good standing under the laws of its jurisdiction of incorporation or organization and has full corporate power and authority to conduct its business as presently conducted and to own such Stockholder's  Shares and, with respect to Feshbach,  the Restricted
Shares.

      (b) Ownership of Shares.  Each  Stockholder  is the record and  beneficial owner of such Stockholder's Shares and, with respect to Feshbach, the Restricted
Shares,  free and  clear  of any  liens,  encumbrances,  security  interests  or restrictions on transfer and has good, marketable and unencumbered title to such
Stockholder's  Shares and, with respect to Feshbach,  the Restricted Shares, and full legal right,  power and authority to enter into this Agreement and to sell, transfer,  convey,  assign,  and deliver  such  Stockholder's  Shares and,  with respect to Feshbach, the Restricted Shares, pursuant to this Agreement.

      (c) Authority for Agreement.  The execution and delivery of this Agreement
by  each   Stockholder,   and  the  consummation  by  each  Stockholder  of  the
transactions  contemplated  hereby,  have been duly  authorized by all necessary corporate  or  similar  action  on the  part  of  such  Stockholder  (if  not an individual).  This  Agreement  has been  duly  executed  and  delivered  by each
Stockholder, and constitutes a valid and binding obligation of each Stockholder, enforceable against each Stockholder in accordance with its terms.

      (d) Conflicts.  Neither the execution and delivery of this Agreement,  the consummation of the transactions contemplated hereby, or the compliance with the provisions  hereof  by each  Stockholder,  will  conflict  with or result in any breach of any terms, conditions or provisions of, or constitute a default under, or  require a consent  or waiver  under,  the  organizational  documents  of any
Stockholder  (if not an individual) or any agreement to which any Stockholder is a party or by which any  Stockholder  or any of its  properties  or  assets  are subject or bound, or violate any judgment,  order, statute,  rule, regulation or other provision of law applicable to any Stockholder.

      (e) Litigation.  There is no action,  proceeding or investigation  pending or, to the knowledge of the Stockholders, threatened against any Stockholder, or any basis therefor  known to any  Stockholder,  which  questions the validity or legality,  or otherwise  relates to, this  Agreement or any of the  transactions contemplated hereby.

      (f) Consents.  No  consent,   approval,  order  or  authorization  of,  or
registration,  qualification,  designation,  declaration  or  filing  with,  any person,  entity  or  governmental  authority  is  required  on the  part  of any
Stockholder in connection with the execution and delivery of this Agreement,  or the repurchase of any  Stockholder's  Shares and, with respect to Feshbach,  the
Restricted Shares, or the other transactions as contemplated by this Agreement.

      (g) Experience and Knowledge.  Each  Stockholder  acknowledges  and agrees that it (i) has  extensive  knowledge  and  experience in financial and business matters,  (ii)  has had  access  to all  information  as to the  Company  as any
Stockholder has desired,  (iii) has made its own inquiry and investigation into,
and,  based  thereon,  has  formed  an  independent  judgment  concerning,   the
operations of the Company and its business and (iv) has received  sufficient and satisfactory  answers to all  questions  posed to the  Company to  evaluate  the merits and risks of the transactions contemplated by this Agreement

                  (h)   Disclosure.  The  Stockholder  represents that it has no
            knowledge of a material fact about the operations, affairs,

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 17 of 27 Pages
----------------------                                    ----------------------

            condition or prospects of the business or the financial condition of the Company that has not been disclosed to the Company.

      4.  Representations and Warranties of the Company.  The Company represents and warrants to each Stockholder as follows:

          (a)     Organization and Standing of the Company.  The Company is duly organized,  validly  existing and in good  standing  under the laws of its jurisdiction of  incorporation  and has full corporate power and authority to conduct its business as presently conducted.

          (b)     Authority  for  Agreement.  The execution and delivery of this
      Agreement  by the  Company,  and the  consummation  by the  Company of the transactions  contemplated  hereby,  have  been  duly  authorized  by  all necessary corporate action on the part of the Company.  This Agreement has been duly executed and delivered by the Company,  and  constitutes a valid and binding obligation of the Company,  enforceable against the Company in accordance with its terms.

          (c)     Conflicts.   Neither  the   execution  and  delivery  of  this
      Agreement,  the consummation of the transactions  contemplated  hereby, or the compliance  with the provisions  hereof by the Company,  will conflict with or result in any breach of any terms, conditions or provisions of, or constitute  a default  under,  or require a consent or waiver  under,  the organizational  documents  of the  Company or any  agreement  to which the
      Company is a party or by which Company or any of its  properties or assets are  subject or bound,  or violate any  judgment,  order,  statute,  rule, regulation or other provision of law applicable to the Company.

          (d)     Litigation.  There is no action,  proceeding or  investigation pending  or, to the  knowledge  of the  Company,  threatened  against  the
      Company,  or any basis therefor known to the Company,  which questions the validity or legality,  or otherwise  relates to, this  Agreement or any of the transactions contemplated hereby.

          (e)     Consents. No consent,  approval, order or authorization of, or registration,  qualification, designation, declaration or filing with, any person,  entity or  governmental  authority is required on the part of the
      Company in connection with the execution and delivery of this Agreement or the  consummation  of the  transactions as contemplated by this Agreement, other than applicable securities law filings.

          (f)     Disclosure. The Company represents that it has no knowledge of a material fact about the operations,  affairs,  condition or prospects of the  business or the  financial  condition  of the  Company  that would be required to be  disclosed  to the public,  but has not been so disclosed .
      Section 2.

      5.  Survival   of   Representations,   Warranties   and   Covenants.   All
representations,  warranties  and covenants  contained  herein shall survive the
execution  and  delivery  of  this  Agreement  and  the   consummation   of  the
transactions contemplated hereby.

      6.  Release.  Each of the  Stockholders  does hereby  remise,  release and forever  discharge the Company,  its subsidiaries and affiliates,  each of their
respective   successors   and  assigns  and  each  of  the  present  and  former
stockholders,   directors,   officers,   employees,   agents,   affiliates   and
representatives  of each of the foregoing (each a "Company  Released  Party") of and from  any and all  actions,  causes  of  action,  suits,  debts,  covenants, contracts, controversies,  agreements, promises, damages, judgments, executions, claims and demands of every type and nature whatsoever (collectively,  "Claims")
that  such  Stockholder  or  its  successors,   assigns,   heirs,  executors  or
administrators ever had, now has or, to the extent arising from or in connection with any act,  omission  or state of facts  taken or existing on or prior to the date hereof, may have after the date hereof, against any Company Released Party,

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 18 of 27 Pages
----------------------                                    ----------------------

whether asserted, unasserted,  absolute, contingent, known or unknown, at law or in equity,  other than (i) Claims pursuant to or arising from this Agreement or,
(ii) with respect to Feshbach, any Claim relating to the Company's obligation to indemnify  Feshbach in his capacity as a director of the Company pursuant to the terms of the Company's certificate of incorporation or by-laws or to the fullest extent provided by the laws of the State of Delaware.

      7.  Public Announcements.  Attached hereto as Exhibit B is a press release
(the  "Press  Release")  relating to this  Agreement  that will be issued by the
Company  following the execution of this  Agreement.  Except for the issuance of the Press Release and subject to the Company's legal and regulatory  obligations under the  Exchange  Act and  otherwise,  no party  hereto  shall make any other public  announcement,  regulatory  filing or other public statement  relating to this Agreement or the transactions  contemplated  hereby that is inconsistent in any manner with, or provides any  additional  information  not set forth in, the
Press Release without the prior written consent of the other parties hereto.

      8.  Indemnification.

      (a) Each Stockholder,  jointly and severally with the other  Stockholders, shall indemnify and hold harmless the Company,  its subsidiaries and affiliates, each of their  respective  successors  and  assigns  and each of the  directors, officers,  employees,  agents and representatives of each of the foregoing, from and  against  any  and  all  losses,  claims,  damages,  liabilities,  payments, obligations and expenses (including reasonable attorneys' and accountants' fees)
sustained,  suffered or incurred by any such person or entity  arising out of or resulting  from the breach of any  representation,  warranty  or covenant of any
Stockholder contained in this Agreement.  In no event shall the aggregate amount of indemnification be greater than $10,000,000.

      (b) The Company shall indemnify and hold harmless each Stockholder and its successors, assigns, heirs, executors, administrators and legal representatives, from and against any and all losses,  claims,  damages,  liabilities,  payments, obligations and expenses (including reasonable attorneys' and accountants' fees)
sustained,  suffered or incurred by any such person or entity  arising out of or resulting  from the breach of any  representation,  warranty  or covenant of the
Company  contained  in this  Agreement  or in any  certificate  delivered by the
Company pursuant to this Agreement.

      9.  Miscellaneous.

      (a) Entire Agreement.  This Agreement  constitutes the entire agreement of the parties  hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings,  both written and oral.  WITHOUT LIMITING THE
GENERALITY OF THIS SECTION 9(a) AND  NOTWITHSTANDING  ANYTHING IN THIS AGREEMENT
TO THE CONTRARY,  NO PARTY IS MAKING ANY REPRESENTATION OR WARRANTY  WHATSOEVER,
ORAL OR  WRITTEN,  EXPRESS  OR  IMPLIED,  IN  CONNECTION  WITH THE  TRANSACTIONS
CONTEMPLATED BY THIS AGREEMENT OTHER THAN THOSE SET FORTH IN SECTIONS 3 AND 4 OF
THIS  AGREEMENT  AND NO PARTY IS RELYING  ON ANY  STATEMENT,  REPRESENTATION  OR
WARRANTY,  ORAL OR WRITTEN,  EXPRESS OR IMPLIED,  MADE BY ANY OTHER PARTY EXCEPT
FOR THE  REPRESENTATIONS  AND  WARRANTIES  SET FORTH IN SECTIONS 3 AND 4 OF THIS
AGREEMENT.

      (b) Severability.  In the event that any court having  jurisdiction  shall determine that any provision  contained in this Agreement  shall be unreasonable or unenforceable in any respect,  then such covenant or other provision shall be
deemed   limited  to  the  extent  that  such  court  deems  it  reasonable  and enforceable,  and as so limited  shall  remain in full force and effect.  In the event that such court  shall deem any such  covenant or other  provision  wholly unenforceable,  the remaining  covenants and other  provisions of this Agreement shall nevertheless remain in full force and effect.

      (c)  Assignment.  This  Agreement  shall be binding  upon the  successors, permitted assigns, heirs, executors, administrators and legal representatives of

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 19 of 27 Pages
----------------------                                    ----------------------

each  Stockholder  and  upon the  successors  and  assigns  of the  Company.  No
Stockholder  may  assign  its  rights or  delegate  its  obligations  under this
Agreement without the prior written consent of the Company.

      (d) Amendment;  Waiver.  This  Agreement  may not be amended,  modified or waived  except  by an  instrument  in  writing  signed  by the  Company  and the
Stockholders.

      (e) Governing  Law;  Exclusive  Jurisdiction.   This  Agreement  shall  be
governed by, and  construed  in  accordance  with,  the laws of the State of New
York,  without  giving  effect to the conflict of law  principles  thereof.  The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the United States  District Court for the Southern  District of New York and the
state courts of New York sitting therein for the purpose of any suit,  action or other proceeding arising out of or based upon this Agreement,  (ii) agree not to commence any suit, action or other proceeding  arising out of or based upon this
Agreement  except in the United States District Court for the Southern  District
of New York and the state courts of New York sitting  therein,  and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the  jurisdiction of the above-named  courts,  that its property is exempt or immune from  attachment  or  execution,  that the suit,  action or proceeding is brought  in an  inconvenient  forum,  that the  venue  of the  suit,  action  or proceeding is improper or that this  Agreement or the subject  matter hereof may not be  enforced  in or by such  court.  Each of the  parties to this  Agreement consents to personal  jurisdiction  for any equitable  action sought in the U.S.
District  Court for the Southern  District of New York or any court of the State of New York sitting therein having subject matter jurisdiction.

      (f) Expenses.  The Company and each Stockholder shall each pay its, his or her own  fees and  expenses  (including  legal  fees) in  connection  with  this
Agreement  and the  transactions  contemplated  hereby.  All transfer or similar taxes  required to be paid in respect of the transfer by a  Stockholder  of such
Stockholder's Shares shall be paid by such Stockholder.

      (g) Counterparts.   This   Agreement  may  be  executed  in  one  or  more
counterparts, and by the different parties hereto in separate counterparts, each of which when executed  shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      (h) Notices.

          (i)     All  notices,  waivers  and other  communications  under  this
Agreement  shall be in writing and shall be  delivered  by hand or  facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

                  (A) if to the Stockholder,  at the address or facsimile number of the Stockholder set forth on Schedule I hereto; and

                  (B) if to the Company, to:

                       Alloy, Inc.
                       151 West 26th Street
                       11th Floor
                       New York, NY 10001
                       Attention:  Matthew C. Diamond
                                   Gina R. DiGioia, Esq.
                       Facsimile: (212) 244-4311

                       with a copy to:

                       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                       One Financial Center
                       Boston, MA  02111
                       Attention: Dean G. Zioze, Esq.
                       Facsimile:  617-542-2241

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 20 of 27 Pages
----------------------                                    ----------------------

          (ii)    Any  notice so  addressed  shall be  deemed  to be  given:  if delivered by hand or facsimile,  on the date of such delivery if delivered prior to 5:00 p.m.  on a Business  Day or, if  delivered  after 5:00 p.m.  or on a day other than a Business Day, on the next  Business  Day; if mailed by courier,  on the first  Business Day  following  the date of such  mailing;  and if mailed by registered or certified  mail, on the third  Business Day after the date of such mailing.

      (i) Further  Assurances.  Each Stockholder  shall, from time to time after the  Closing  at the  request of the  Company,  without  further  consideration, execute and deliver  further  instruments  of transfer and  assignment and other documents  and take such other action as the Company may  reasonably  request to more effectively  transfer and assign to, and vest in, the Company the Shares or the Restricted  Shares and all rights thereto,  and to otherwise fully implement the provisions of this Agreement.

      (j) Specific  Performance.  The rights and remedies of the parties  hereto shall be cumulative.  The transactions contemplated by this Agreement are unique transactions  and  any  failure  on  the  part  of any  party  to  complete  the transactions  contemplated by this Agreement on the terms of this Agreement will not be fully  compensable in damages and the breach or threatened  breach of the provisions of this Agreement  would cause the other parties  hereto  irreparable harm.  Accordingly,  in addition to and not in limitation of any other  remedies available  to the  parties  hereto  for a breach  or  threatened  breach of this
Agreement,  the parties shall be entitled to seek specific  performance  of this
Agreement and seek an injunction  restraining any such party from such breach or threatened breach.

      (k) Waiver of Jury  Trial.  EACH PARTY  ACKNOWLEDGES  AND AGREES  THAT ANY
CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED
AND DIFFICULT ISSUES,  AND THEREFORE IT HEREBY  IRREVOCABLY AND  UNCONDITIONALLY
WAIVES  ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN  RESPECT  TO ANY  LITIGATION
DIRECTLY OR  INDIRECTLY  ARISING OUR OF OR  RELATING  TO THIS  AGREEMENT  OR THE
TRANSACTIONS CONTEMPLATED HEREBY.

                  [Remainder of Page Intentionally Left Blank]

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 21 of 27 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF,  the Company and the  Stockholders  have executed this
Stock Repurchase Agreement as of the date first written above.

                                        THE COMPANY:

                                        ALLOY, INC.

                                        By: /s/ Matthew C. Diamond
                                            ------------------------------------
                                        Name: Matthew C. Diamond
                                        Title: CEO

                                        MATTHEW L. FESHBACH

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Individually

                                        THE STOCKHOLDER:

                                        MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Director of MLF Cayman GP, Ltd,
                                               General Partner of MLF Offshore
                                               Portfolio Company, L.P.

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 22 of 27 Pages
----------------------                                    ----------------------

                                   SCHEDULE I

MLF Offshore Portfolio Company, L.P.        952,381 Shares of Common Stock
Address:  c/o MLF Investments LLC
455 N. Indian Rocks Rd., Suite B            Payment: $10,000,000.50
Belleair Bluffs, FL 33770

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 23 of 27 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

Wire Instructions are:

[Information Deleted]

Feshbach Address:
Matthew L. Feshbach
c/o MLF Investments LLC
455 N. Indian Rocks Rd., Suite B
Belleair Bluffs, FL 33770

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 24 of 27 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                                          Press Contacts:

                                                Gary Yusko
                                                Chief Financial Officer
                                                gyusko@alloy.com
                                                212 329 8431

FOR IMMEDIATE RELEASE

  ALLOY HAS REPURCHASED 952,381 SHARES OF ITS COMMON STOCK FOR $10 MILLION FROM
                      MLF OFFSHORE PORTFOLIO COMPANY, L.P.,
                          ALLOY'S LARGEST SHAREHOLDER;
          MATTHEW FESHBACH HAS RESIGNED FROM ALLOY'S BOARD OF DIRECTORS

New  York,  NY  --  December  19,  2006  --  Alloy,  Inc.   (Nasdaq:   ALOY),  a
non-traditional  media and marketing services company primarily targeting the 10 to 24 year  old  demographic  group,  announced  today  that it has  repurchased
952,381  shares of Alloy's  common  stock from MLF Offshore  Portfolio  Company,
L.P.,  Alloy's  largest  shareholder  and controlled by Matthew L.  Feshbach,  a member of the Alloy  Board of  Directors,  at $10.50 per share for an  aggregate purchase  price  of $10  million.  The  audit  committee  of  Alloy's  board  of directors,  comprised solely of independent directors, approved the terms of the purchase agreement executed by the Company and MLF Offshore. Upon the closing of the  repurchase  transaction,  Mr.  Feshbach,  either  directly  or through  MLF
Offshore,  now  beneficially  owns  966,788  shares  of  Alloy's  common  stock, representing  approximately  7.1%  of  Alloy's  issued  and  outstanding  shares
(excluding treasury shares).

In  connection  with the purchase  agreement,  Mr.  Feshbach,  has resigned as a member of  Alloy's  board of  directors  effective  as of today.  Alloy does not intend to seek a replacement  for Mr.  Feshbach on its board of directors.  Upon
Mr. Feshbach's resignation, Alloy's board of directors is now comprised of eight persons, five of whom qualify as independent under applicable NASDAQ rules.

Matt Diamond,  Alloy's  Chairman and Chief Executive  Officer stated,  "Matt has been very helpful over the past several  years,  particularly  in assisting  the
Company with its spinoff of dELiA*s,  Inc." Mr.  Diamond  added,  "His desire to reallocate his fund's capital to a new investment has also presented the Company with an opportunity to use a portion of its substantial  cash and free cash flow to repurchase approximately 6.6% of its common stock very efficiently."

ABOUT ALLOY

     Alloy,  Inc.,  under the banner of Alloy  Media +  Marketing  (AM+M),  is a widely  recognized  pioneer  in  nontraditional  marketing.  Working  with AM+M, marketers  reach  consumers  through a host of  programs  incorporating  Alloy's diverse  array of media and  marketing  assets  and  expertise  in direct  mail, college and high school  media,  interactive,  display  media,  college  guides, promotional  and social network  marketing.  For further  information  regarding
Alloy, please visit our corporate website at (www.alloymarketing.com).

Forward-Looking Statements

     This announcement may contain forward-looking statements within the meaning of Section 27A of the  Securities  Act of 1933 and Section 21E of the Securities
Exchange  Act of 1934,  including  statements  regarding  our  expectations  and beliefs  regarding our future results and performance.  Because these statements apply to future events,  they are subject to risks and uncertainties.  When used in this announcement, the words "anticipate",  "believe",  "estimate", "expect",

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 25 of 27 Pages
----------------------                                    ----------------------

"expectation",  "project" and "intend" and similar  expressions  are intended to identify  such  forward-looking  statements.  Our actual  results  could  differ materially from those projected in the forward-looking statements. Additionally, you  should  not  consider  past  results  to be an  indication  of  our  future performance. Factors that might cause or contribute to such differences include,
among  others,  our  ability  to:  increase   revenues;   generate  high  margin
sponsorship and multiple  revenue  streams;  increase  visitors to our Web sites
(www.alloy.com,  www.delias.com,  and www.ccs.com)  and build customer  loyalty;
develop our sales and marketing  teams and capitalize on these efforts;  develop commercial  relationships  with  advertisers  and the  continued  resilience  in advertising  spending to reach the teen market;  manage the risks and challenges associated with  integrating  newly acquired  businesses;  and identify and take
advantage   of   strategic,   synergistic   acquisitions   and   other   revenue
opportunities.   Other  relevant  factors  include,   without  limitation:   our
competition;  seasonal sales fluctuations;  the uncertain economic and political climate  in the  United  States and  throughout  the rest of the world,  and the potential  that such  climate may  deteriorate  further;  and  general  economic conditions.  For a discussion of certain of the foregoing factors and other risk factors see the "Risk Factors That May Affect Future Results"  section  included in our annual  report on Form 10-K for the year ended  January 31, 2006,  and in subsequent filings that we make with the Securities and Exchange Commission.  We do not intend to update any of the forward-looking  statements after the date of this  announcement to conform these statements to actual results,  to changes in management's expectations or otherwise, except as may be required by law.

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 26 of 27 Pages
----------------------                                    ----------------------

                                    EXHIBIT 5

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

      Pursuant  to  Regulation  Section  240.13d-1(k)(1)  promulgated  under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Alloy Inc., and that such statement shall be filed on behalf of each of them.

      This  Agreement  may be  executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: December 22, 2006

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        MATTHEW L. FESHBACH

                                        MLF INVESTMENTS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                        By: MLF Cayman GP, Ltd.
                                            Title: General Partner

                                        By: MLF Capital Management, L.P.
                                            Sole shareholder

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF CAYMAN GP, LTD.

                                        By: MLF Capital Management, L.P.
                                            Sole shareholder

                                        By: MLF Holdings, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 019855 10 5                   13D                 Page 27 of 27 Pages
----------------------                                    ----------------------

                                        MLF CAPITAL MANAGEMENT, L.P.

                                        By: MLF Holdings, LLC
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF HOLDINGS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member